VIA EDGAR

January 31, 2023

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re: Neptune Wellness Solutions Inc.

Acceleration Request for Registration Statement on Form S-1, as amended

File No. 333-268196

Requested Date: February 1, 2023

Requested Time: 4:00 p.m. Eastern Standard Time

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neptune Wellness Solutions Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 1, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Troutman Pepper Hamilton Sanders LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please contact Thomas Rose of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (757) 687-7715 to provide notice of effectiveness, or if you have any questions or comments concerning this request. Thank you for your assistance.

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Very Truly Yours,

Neptune Wellness Solutions Inc.

By:	/s/ Raymond Slicock
Raymond Slicock
Chief Financial Officer